56 Prospect Street, Hartford, CT 06103-2818

Northeast Utilities Service Company

P.O. Box 270

Hartford, CT 06141-0270

(860) 728-4520

Fax: (860) 728-4581

Email:  gregory.butler@nu.com

Gregory B. Butler

Senior Vice President and

General Counsel

May 20, 2014

FILED VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:   Response to the Staff Comment Letter dated May 13, 2014

Northeast Utilities
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
Definitive Proxy Statement on Schedule 14A
Filed March 21, 2014
File No. 001-05324

Dear Ms. Ransom:

Northeast Utilities (“NU” or the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 13, 2014.  The Company trusts that the information that is being provided herein will further assist the Staff in fully understanding the disclosure in the Company’s proxy statement.

NU acknowledges that (i) NU is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or any changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) NU may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 24

Elements of 2013 Compensation, page 28

2013 Annual Incentive Program, page 29

Comment 1:

It does not appear that you revised your disclosure in accordance with comment 1 in our letter dated May 20, 2013.  Please advise.

Response 1:

Comment 1 in the Commission’s letter dated May 20, 2013 was issued in response to the description of the Company’s 2012 Annual Incentive Program contained in NU’s 2013 proxy statement.  Because the merger between NU and NSTAR had been completed on April 10, 2012 (the “Merger”), the post-Merger Compensation Committee (the “Committee”) was responsible for determining awards under the 2012 Annual Incentive Program based on the performance of senior executives in both pre-Merger companies, as well as the performance of the Company’s post-Merger senior executives.  In determining annual senior executive incentive compensation under the 2012 Program, the Committee chose to maintain considerable discretion in its assessment of the accomplishments of the Company, as well as in its assessment of the individual performance of each senior executive.  Significantly, the Committee concluded that because of the Merger and its affect on goals, it would be necessary for the Committee to use substantially more subjective criteria to effectively assess the extent to which goals previously established under each company’s pre-Merger annual incentive programs had been achieved, and thus determine incentive compensation awards.  Our revising the description of the Annual Incentive Plan going forward as set forth in Comment 1 was based on the fact that the post-Merger 2012 Program was primarily subjective, as well as a presumption that the Staff’s comment would apply to future incentive programs that feature substantially subjective criteria and levels of discretion comparable to the 2012 Program.

For 2013, the first full year of the Company’s combined operation following the closing of the Merger, the Committee substantially revised the Annual Incentive Program.  It replaced the subjective assessment of accomplishments requiring the exercise of discretion used in the 2012 Program with several specific, objective, performance-based financial and operational goals to determine individual senior executive compensation.  Later in 2013, the Committee assigned weightings to each of these specific goals, all as described on page 29 of the 2014 proxy statement.  The disclosure also noted that the 2013 Annual Incentive Program provided the Chief Executive Officer with the opportunity to recommend to the Committee payout levels for the senior executives based on the Company’s overall financial and operational performance and achievement of pre-determined goals, along with the Chief Executive Officer’s subjective assessment of each senior executive’s  individual performance.

In preparing the proxy statement disclosure related to the 2013 Annual Incentive Program, the Company fully considered Comment 1 in the Staff’s letter dated May 20, 2013. However, we concluded that, under the substantially revised 2013 Annual Incentive Program, especially as compared to the 2012 Program, the Committee established a framework of objective criteria to determine senior executive compensation through the use of several specific financial and operational goals, with weightings assigned to each of the goals. The 2014 proxy statement describes the Company’s actual performance with respect to each of these goals and reflects the extent to which each goal was achieved, which resulted in incentive payments under the 2013 Program. As a result, we believe that the changes to the 2013 Program were such that disclosure relating to the degree of the exercise of discretion noted in the Commission’s May 20, 2013 letter did not describe the 2013 Program.  In future filings, the Company will continue to carefully consider the Staff's comment in preparing disclosure related to the Company's Annual Incentive Program, with the goal of clearly explaining how the Company's qualitative inputs are ultimately translated into senior executive pay determinations.

*****

The Company trusts that the information provided is fully responsive to the Staff’s comment letters, and further believes that our disclosure is in all material respects in full compliance with the Commission’s regulations.

If you have any questions regarding these responses or require further clarification, please contact Kerry J. Tomasevich, Assistant General Counsel and Assistant Secretary, at (860) 665-5744, Matthew J. Benson, Counsel, at (617) 424-2127, or the undersigned at (860) 728-4520.

Sincerely,
/s/ GREGORY B. BUTLER
Gregory B. Butler
Senior Vice President and
General Counsel

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